SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (Amendment No. )(1)

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.25 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   379-335-102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

             Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 2 of 11 Pages
--------------------------                    ----------------------------------


================================================================================
     1           NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      WHX CORPORATION (E.I.N.: 13-3768097)
--------------------------------------------------------------------------------
     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
     3           SEC USE ONLY

--------------------------------------------------------------------------------
     4           SOURCE OF FUNDS*
                          WC
--------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OR ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF               7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                 -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                         8          SHARED VOTING POWER

                                             -2,173,800(2)
                 ---------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                             -0-
                 ---------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                             -2,173,800-(2)
--------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          2,173,800(2)
--------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          9.9%  (See Item 5)
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*

                          HC and CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(2) By virtue of the fact that Wheeling-Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling-Pittsburgh Capital Corp.

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 3 of 11 Pages
--------------------------                    ----------------------------------



================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             WHEELING-PITTSBURGH CAPITAL CORP. (E.I.N.: 13-3723443)
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         AF
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            2,173,800(2)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            -0-
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            2,173,800(2)
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         2,173,800(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.9%  (See Item 5)
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(2) By virtue of the fact that Wheeling-Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling-Pittsburgh Capital Corp.

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 4 of 11 Pages
--------------------------                    ----------------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, $.25 par value per share ("Common Stock"), of Global Industrial Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2121 San Jacinto, Suite 2500, Dallas, Texas 75201.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(b); (f) Wheeling-Pittsburgh Capital Corp., a Delaware corporation ("WPCC"), is a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("WHX"). The principal office of WPCC and WHX is located at 110 East 59th Street, New York, New York 10022.

                  (c) WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis, with a corporate staff providing strategic direction and support where appropriate. WHX's primary businesses currently are Handy & Harman ("H&H"), a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Corporation ("WPC"), a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated ("Unimast"), a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.

                  (d)-(e) During the last five years, neither WPCC, WHX nor, to the best knowledge of WPCC or WHX, any of the persons listed on Schedule I to this Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  WPCC purchased a total of 2,173,800 shares (the "Shares") for a total consideration of approximately $14.9 million. The source of such funds was through a capital contribution from the general working capital of WHX.

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 5 of 11 Pages
--------------------------                    ----------------------------------




ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the Shares as an investment, both because of their interest in pursuing investments in complementary or well-situated industrial enterprises, and because of their belief that the Shares are an attractive investment opportunity due to the recent sharp decline in stock market prices.

                  The Reporting Persons are currently assessing whether to propose an acquisition of 100% of the Issuer's Common Stock, or whether to propose that the Issuer's Board of Directors consider evaluating various strategic alternatives aimed at enhancing shareholder value. In that regard, the Reporting Persons would welcome the opportunity to have discussions with the Issuer; additionally, the Reporting Persons may have discussions with other shareholders. While the Reporting Persons would prefer to deal with the Issuer on an amicable basis, the Reporting Persons reserve the right to make any proposal directly to shareholders (whether by means of a tender offer or a solicitation of proxies at the next annual meeting). It should be noted, however, there can be no assurance that the Reporting Persons (or any of their affiliates) will take any such actions or make any proposal to the Issuer or its shareholders.

                  The Reporting Persons may acquire additional shares of Common Stock in the open market or in privately negotiated transactions, or may sell all or a portion of their holdings. Any such actions would depend, among other things, on the availability of shares for purchase, the price levels of such shares, and the effect of any legal impediments to further purchases; general market and economic conditions; the on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions by the Board of Directors of the Issuer; and other future developments affecting the Reporting Persons and the Issuer.

                  Although the foregoing activities represent the range of activities within the current contemplation of the Reporting Persons, it should be noted that the activities within such contemplated range are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As reported in its Quarterly Report on Form 10- Q for the period ended April 30, 1998, the Issuer had 22,039,455 Shares of Common Stock outstanding on June 12, 1998. The Reporting Persons beneficially own an aggregate of 2,173,800 Shares,

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 6 of 11 Pages
--------------------------                    ----------------------------------


representing approximately 9.9% of the outstanding shares of Common
Stock.

                  (b) WPCC has the power to direct the vote and disposition of the Shares. By virtue of the fact that WPCC is a wholly owned subsidiary of WHX, WHX is deemed to share voting and dispositive power of the Shares with WPCC.

                  (c) The following table sets forth the transactions in Shares by the WPCC. Unless otherwise indicated, all such transactions took place on the NYSE.

   Shares of                   Purchase Price
  Common Stock                   Per Share                   Date of Purchase
-------------------      -------------------------        ---------------------

    300,000                        $6.083                     Sept. 15, 1998

    317,500                        $6.721                     Sept. 16, 1998

    403,000                        $6.813                     Sept. 25, 1998

    640,000                        $7.000                     Sept. 28, 1998

     63,300                        $7.052                     Sept. 29, 1998

    440,000                        $7.119                       Oct. 1, 1998

     10,000                        $7.356                       Oct. 2, 1998



                  (d) Not Applicable.

                  (e) Not Applicable.


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between WHX and WPCC or among WHX, WPCC and any other person, with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Joint Filing Agreement.

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 7 of 11 Pages
--------------------------                    ----------------------------------



                                   SIGNATURES



                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 5, 1998             WHX CORPORATION


                                   By:/S/ STEWART E. TABIN
                                      --------------------
                                      Stewart E. Tabin,
                                      Assistant Treasurer


                                   WHEELING-PITTSBURGH CAPITAL CORP.


                                   By:/S/ STEWART E. TABIN
                                      --------------------
                                      Stewart E. Tabin,
                                      Vice President

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 8 of 11 Pages
--------------------------                    ----------------------------------


                                   SCHEDULE I

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                            OFFICERS OF WHX AND WPCC

         Directors and Executive Officers of WHX. The following table sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of certain directors, officers and employees of WHX. Unless otherwise indicated, the principal business address of each executive officer of WHX is 110 East 59th Street, New York, NY 10022 and each occupation set forth opposite and individual's name refers to employment with WHX. Where no date is given for commencement of the indicated office or position, such office or position was assumed prior to October 5, 1993. Each person listed below is a citizen of the United States.

NAME AND PRINCIPAL                 PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
 BUSINESS ADDRESS                    POSITIONS HELD DURING THE PAST FIVE YEARS
------------------                 ---------------------------------------------


Neil D. Arnold.....................            DIRECTOR.  Group Finance Director
         Varity Corporation                    since December 1996 and Executive
         672 Delaware Avenue                   Vice     President,     Corporate
         Buffalo, NY 14209                     Development  from  September 1996
                                               through  December  1996 of  Lucas
                                               Varity plc, Senior Vice President
                                               and Chief Financial  Officer from
                                               July 1990 through  September 1996
                                               of  Varity   Corporation.   Lucas
                                               Varity plc designs,  manufactures
                                               and supplies advanced  technology
                                               systems, products and services in
                                               the  world's  automotive,  diesel
                                               engine and aerospace industries.

James G. Bradley...................            EXECUTIVE     VICE     PRESIDENT.
                                               Executive  Vice  President of WHX
                                               and President and Chief Executive
                                               Officer of WPSC since April 1998.
                                               President  and  Chief   Operating
                                               Officer of Koppel  Steel  Company
                                               from November 1997 to March 1998.
                                               Vice   President   of  WHX   from
                                               October  1995  to  October  1997.
                                               Executive     Vice     President-
                                               Operations  of WPSC from  October
                                               1995  to   October   1997.   Vice
                                               President-Operations           of
                                               International  Mill  Service from
                                               1992  to   October   1995.   Vice
                                               President-Operations/Plant
                                               Manager of USS/Kobe Steel Company
                                               from 1990 to 1992.

Paul W. Bucha......................            DIRECTOR.  Chairman  of the Board
         Paul W. Bucha and                     of  Wheeling-   Pittsburgh  Steel
         Company, Inc.                         Corporation  ("WPSC") since April
         Foot of Chapel Avenue                 1998. President,  Paul W. Bucha &
         Jersey City, NJ 07305                 Company,  Inc., an  international
                                               marketing  consulting  firm  from
                                               1979 to  April  1998.  President,
                                               BLHJ,   Inc.,  an   international
                                               consulting  firm,  from July 1991
                                               to   April    1998.    President,
                                               Congressional   Medal   of  Honor
                                               Society of U.S.,  since September
                                               1995.

Robert A. Davidow..................            DIRECTOR AND VICE CHAIRMAN OF THE
         11601 Wilshire                        BOARD.   Private  investor  since
         Boulevard                             January 1990. Mr. Davidow is also
         Suite 1940                            a director of Arden Group,  Inc.,
         Los Angeles, CA 90025                 a supermarket holding company.

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 9 of 11 Pages
--------------------------                    ----------------------------------



William Goldsmith..................            DIRECTOR.      Management     and
                                               Marketing  Consultant since 1984.
                                               Chairman  of the  Board  of  TMP,
                                               Inc.  from  January 1991 to 1993.
                                               Chairman of  Overspin  Golf since
                                               1993. Chief Executive  Officer of
                                               Overspin  Golf from  January 1994
                                               through October 1994. Chairman of
                                               the  Board  and  Chief  Executive
                                               Officer     of     Fiber     Fuel
                                               International, Inc., from 1994 to
                                               1997.  Life  Trustee to  Carnegie
                                               Mellon University since 1980.

Ronald LaBow.......................            CHAIRMAN OF THE BOARD. President,
                                               Stonehill  Investment Corp. since
                                               February  1990. Mr. LaBow is also
                                               a director  of  Regency  Equities
                                               Corp., a real estate company.

Robert D. LeBlanc..................            EXECUTIVE     VICE     PRESIDENT.
                                               Executive  Vice  President of WHX
                                               since April 1998.  President  and
                                               Chief Executive  Officer of Handy
                                               & Harman since April 1998. (Handy
                                               & Harman was  acquired  by WHX in
                                               April 1998).  President and Chief
                                               Operating   Officer  of  Handy  &
                                               Harman  from  July  1997 to April
                                               1998. Executive Vice President of
                                               Handy & Harman from November 1996
                                               to  July  1997.   Executive  Vice
                                               President  of Elf  Atochem  North
                                               America,   Inc.  ("Elf  Atochem")
                                               from  January  1994  to  November
                                               1996.   Group  President  of  Elf
                                               Atochem  from  February  1990  to
                                               January 1994.

Howard Mileaf......................            VICE    PRESIDENT    --   GENERAL
                                               COUNSEL.    Vice   President   --
                                               General   Counsel  of  WHX  since
                                               April  1998;  Vice  President  --
                                               Special Counsel of WHX from April
                                               1993  to  April   1998.   Special
                                               Counsel  to  WHX,  from  February
                                               1992   to   April   1993.    Vice
                                               President  and  General  Counsel,
                                               Keene  Corporation,  from  August
                                               1981     to     August      1991.
                                               Trustee/Director  of  Neuberger &
                                               Berman Equity Mutual Funds, since
                                               1984.

Paul J. Mooney.....................            EXECUTIVE     VICE     PRESIDENT.
                                               Executive  Vice President of WHX,
                                               WPC and WPSC since November 1997.
                                               National Director of Cross Border
                                               Filing    Services    with    the
                                               Accounting,   Auditing   and  SEC
                                               Services   department   of  Price
                                               Waterhouse  LLP from July 1996 to
                                               November  1997.   Accounting  and
                                               Business     Advisory    Services
                                               Department--    Pittsburgh   Site
                                               Leader  of Price  Waterhouse  LLP
                                               from 1988  until  November  1997.
                                               Client   Service  and  Engagement
                                               Partner of Price  Waterhouse  LLP
                                               from 1985 until November 1997.

Arnold Nance.......................            VICE  PRESIDENT -- FINANCE.  Vice
                                               President -- Finance  since April
                                               1998.     Vice    President    of
                                               Development and Planning of Handy
                                               & Harman since May 1998.  Special
                                               Assistant  to the Chairman of the
                                               Board of Directors since November
                                               1995.     Vice    President    of
                                               Wheeling-Pittsburgh         Radio
                                               Corporation  from  July  1993  to
                                               November 1995. Vice President and
                                               Chief  Financial  Officer  of  SH
                                               Holdings,   Inc.  from  May  1991
                                               through July 1993.

--------------------------                    ----------------------------------
CUSIP No.  379 335 102            13D           Page 10 of 11 Pages
--------------------------                    ----------------------------------



Marvin L. Olshan...................            DIRECTOR    AND,    SINCE   1991,
         Olshan Grundman Frome                 SECRETARY OF WHX. Partner, Olshan
         & Rosenzweig LLP                      Grundman Frome & Rosenzweig  LLP,
         505 Park Avenue                       since 1956.
         New York, NY 10022

Stewart E. Tabin...................            ASSISTANT     TREASURER.     Vice
                                               President,  Stonehill  Investment
                                               Corp.

Neale X. Trangucci.................            ASSISTANT     TREASURER.     Vice
                                               President,  Stonehill  Investment
                                               Corp.

Raymond S. Troubh..................            DIRECTOR.   Financial  Consultant
         10 Rockefeller Plaza                  for WHX in  excess  of past  five
         Suite 712                             years.   Mr.  Troubh  is  also  a
         New York, NY 10021                    director         of         ARIAD
                                               Pharmaceuticals,   Inc.,  Becton,
                                               Dickinson and Company,  a medical
                                               instrumentation   and   equipment
                                               company,     Diamond     Offshore
                                               Drilling, Inc., Foundation Health
                                               Systems,  Inc.,  General American
                                               Investors     Company,     Olsten
                                               Corporation,   a  temporary  help
                                               company,       Petrie      Stores
                                               Corporation,   a  retail   chain,
                                               Starwood  Hotels & Resorts,  Time
                                               Warner Inc. and Triarc Companies,
                                               Inc.,    restaurants   and   soft
                                               drinks.

         Directors and Executive Officers of WPCC. Set forth below are the name and position with WPCC of each director and executive officer of WPCC. The principal address of WPCC and the current business address of each individual listed below is 110 East 59th Street, New York, NY 10022. Each such person is a citizen of the United States. The present principal occupation or employment (in addition to the position with WPCC indicated below), and material occupations, positions, offices or employments for the past five years of each person is set in "Directors and Executive Officers of WHX" above.


NAME                                                  PRESENT POSITION
                                                      WITH WPCC

Ronald LaBow..............................            Director; President

Howard Mileaf.............................            Director; Vice-President

Stewart E. Tabin..........................            Director; Vice-President;
                                                      Treasurer

Neale X. Trangucci........................            Director; Secretary